Exhibit 99.1

Multi Ways Holdings Limited Announces Pricing of Initial Public Offering and Listing on the NYSE American

NEW YORK, NY, April 3, 2023 (GlobeNewswire) — Multi Ways Holdings Limited (“Multi Ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced the pricing of its initial public offering of 7,240,000 ordinary shares at a public offering price of $2.50 per share. Multi Ways is offering 6,040,000 ordinary shares, and a certain selling shareholder is offering 1,200,000 ordinary shares.

The shares are scheduled to begin trading on the NYSE American on April 3, 2023, under the ticker symbol “MWG.” The offering is expected to close on or about April 5, 2023, subject to customary closing conditions.

Spartan Capital Securities, LLC is acting as the sole book-running manager for the offering.

Ortoli Rosenstadt LLP is acting as U.S. counsel to Multi Ways, and Sichenzia Ross Ference LLP is acting as U.S. counsel to Spartan Capital Securities, LLC.

A registration statement on Form F-1, as amended (File No. 333-269641), was filed with the United States Securities and Exchange Commission (“SEC”) and was declared effective on March 30, 2023. Copies of the final prospectus, when available, will be filed with the SEC and will be available on the SEC’s website at www.sec.gov and may be obtained from: Spartan Capital Securities, LLC, Attn.: Prospectus Department, 45 Broadway, 19th Floor, New York, NY 10006, by telephone at (212) 293-0123 or by email at investmentbanking@spartancapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Multi Ways Holdings Limited

Multi Ways Holdings is a supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

ir@multiwaysholdings.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com